UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING
                                             SEC File No. 0-21455
(Check One)
     [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
     [X] Form 10-QSB  [  ] Form N-SAR

     For Period Ended: September 30, 2002

     [   ]  Transition Report on Form 10-K
     [   ]  Transition Report on Form 20-F
     [   ]  Transition Report on Form 11-K
     [   ]  Transition Report on Form 10-Q
     [   ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

     Full Name of Registrant: Decade Companies Income Properties,
A Limited Partnership

     Former Name if Applicable:    NA

             N19 W24130 Riverwood Drive, Suite 100
                       Waukesha, WI 53188

      (Address of Principal Executive Offices) (Zip Code)

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

The Quarterly Report on Form 10-QSB for the period ended September 30, 2002 could not be filed within the prescribed period because the Company requires additional time to allow for the complete review of all matters, as required by the Sarbanes-Oxley Act and Exchange Act Rule 13a-14. Our key officer was delayed in his review due to a scheduled business trip.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Michael G. Sweet                (262)            522-8990
(Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              X Yes         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                              X Yes          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the fiscal quarter ended September 30, 2001, the Registrant reported approximately $1.78 million in operating revenue from rental operations, net income of approximately $76,000, and net income per limited partnership interest of $5.67 per interest. For the fiscal quarter ended September 30, 2002, the Registrant expects to report net revenue from rental operations of $1.41 million, a net loss of approximately $198,000, and a net loss per limited partnership interest of $19.07 per interest.

   Decade Companies Income Properties, A Limited Partnership
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:          November 15, 2002    By: /s/ Michael Sweet
                                        Michael Sweet
                                        Partnership Manager

                            Exhibit A

The Company was unable to prepare and finalize the Quarterly Report on Form 10-QSB for the period ended September 30, 2002 to allow sufficient time for the undersigned to provide the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 and Exchange Act Rule 13a-14. The undersigned expects that the Quarterly Report, including the required certifications, will be filed before the fifth calendar day following the prescribed due date.

                                     /s/ Jeffrey Keierleber
                                     Jeffrey Keierleber
                                     Principal Executive Officer and
                                     Principal Financial Officer